

May 7, 2012

<u>Via E-mail</u>
Steven A. Kandarian
Chairman of the Board, President and Chief Executive Officer
MetLife, Inc.
200 Park Avenue
New York, NY 10166

> **Re: MetLife, Inc.**
> **Current Report on Form 8-K**
> **Filed December 27, 2011**
> **File No. 001-15787**

Dear Mr. Kandarian:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

<u>Item 7.01</u>

1. We note the anticipated sale of MetLife Bank's depository business announced on December 27, 2011 and recent disclosures indicating that once you have completely exited the depository business, you plan to terminate MetLife Bank's FDIC insurance, putting you in a position to be able to deregister as a bank holding company, and, upon completion of the foregoing, you will no longer be regulated as a bank holding company or subject to enhanced supervision and prudential standards as a bank holding company with assets of $50 billion or more. Given that this chain of events, if consummated, will allow the company to proceed with the capital deployment plan submitted pursuant to the Federal Reserve's 2012 Comprehensive Capital Analysis and Review and to which the Federal Reserve raised objections, the company's progress towards consummating the sale of the depository business to GE Capital Financial Inc. is material. We also note that during the company's earnings call on May 4, 2012, management was no longer willing to provide guidance as to the anticipated closing date of this transaction which the company had previously predicted would occur by the end of the second quarter of 2012. Please provide us with a copy of the definitive agreement between MetLife Bank and GE

Capital and advise us to what extent events since entry into the agreement, including, without limitation, the results of the CCAR 2012, may have interfered with or materially threatened the consummation of the transaction to sell the depository business.   Further, please specifically note any provisions of the definitive agreement that may have been implicated or invoked by the contracting parties in response to the results of the CCAR 2012 or events surrounding the announcement of such results such that consummation of the transaction on the terms set forth in the definitive agreement would be at risk.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karen Ubell at (202) 551-3873 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director